Exhibit 16.1

March 22, 2019

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Qumu Corporation (the Company) and, under the date of March 15, 2019, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2018 and 2017. On March 19, 2019, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated March 22, 2019, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement 1) about the Company’s process or that the dismissal was approved by the Audit Committee of the Board of Directors, 2) that the Audit Committee engaged RSM US LLP, or 3) that neither the Company nor anyone acting on its behalf consulted with RSM US LLP regarding any of the matters referenced in Item 4.01.

Very truly yours,

/s/ KPMG LLP